Filed by Revolution Acceleration Acquisition Corp pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Berkshire Grey, Inc.

Commission File No.: 001-39768

The following is a press release of Berkshire Grey, Inc. from May 12, 2021.

Berkshire Grey Accelerates Company Momentum In 2021

Company expands global presence and creates competitive advantages for top global retailers, grocers and logistics providers through AI-enabled Robotic Automation.

BEDFORD, Mass., May 12, 2021 – Berkshire Grey, Inc. today announced its continued rapid growth as the global leader in solutions that automate supply chain processes. The company’s momentum is driven by the fast-emerging Intelligent Enterprise Robotics category in supply chain automation. From December 2020 through April 2021, the company:

●	Expanded its global presence into Canada and Japan.
●	Garnered recognition as an industry leader in innovation and robotics.
●	Broadened its commercial leadership team with proven track records to rapidly grow businesses.
●	Expanded Berkshire Grey’s corporate social responsibility recognition through the Picking with PurposeÒ program.

“2020 was a pivotal time for eCommerce companies, retailers, grocers and package handling logistics providers – and it continues into this year. The need to automate to meet consumer needs was already pronounced and the pandemic accelerated the changes and increased the need,” says Tom Wagner, founder and CEO of Berkshire Grey. “Many of these changes in consumer behaviors are here to stay and that means, businesses need to adapt and improve operations with robotic automation to fulfill those needs. We’re honored to work with companies who have enlisted our AI-enabled robotic solutions to help meet business goals and consumer expectations.”

Global Expansion

Businesses around the world are seeking leading-edge solution partners to automate their supply chain operations. To meet this need, Berkshire Grey continues to grow its global footprint. In 2020, the EMEA employee base increased by 50% and the company established its Canadian subsidiary, as well as its Japanese entity through its partnership with SoftBank Robotics Corp. and SB Logistics Corp., subsidiaries of SoftBank Group Corp. (OTC: SFTBY).

Industry Recognition

Berkshire Grey continues to be recognized as a leader in the AI-enabled robotic automation industry. In March 2021, the company was named as one of 2021’s Best Startup Employers by Forbes and selected in the Top 10 Most Innovative Companies in Robotics by Fast Company.

Commercial Leadership Team

To command greater market presence, Berkshire Grey hired Angela Whiteford to serve as the Chief Marketing Officer (CMO). Whiteford previously served as the CMO at unicorn company, Forter. She has more than two decades of experience in senior leadership roles with Affirmed Networks (acquired by Microsoft), Iron Mountain, and Starent Networks (acquired by Cisco).

In addition, Jerry Kim joined the company as Vice President of eCommerce to support Berkshire Grey’s efforts to address the rapidly growing eCommerce industry. Kim comes with more than 30 years of diverse experience in product, sales and engineering with global companies. Prior to Berkshire Grey, Kim served as the Senior Sales Engineering Director at OpenText.

Further expanding the company’s commercial leadership team, Bryan Boatner joined Berkshire Grey as the Vice President and General Manager of Third-Party Logistics (3PL). Boatner comes from Anyline as the former Vice President of Sales and Business Development. Boatner has extensive experience in mobile scanning, factory automation, barcode scanning, warehouse automation, machine vision and robotics integration.

Picking with Purpose Program Growth & Recognitions

In Q4 2020, Berkshire Grey launched the Picking with Purpose program as a response to provide food for people impacted by the pandemic. Using intelligent robotic pick and sort systems for the distribution of surplus foods, Berkshire Grey is committed to feed and nourish vulnerable populations. Since the program’s inception, Berkshire Grey donated a total of 84,000 lbs of food or about 34,000 individual meals to the Greater Boston Food Bank in Massachusetts and City Harvest in New York. The program was recognized by Fast Company’s 2021 World-Changing Ideas award for its important role in building a better world - especially as everyone emerges from the coronavirus crisis. The Picking with Purpose program continues to seek food sponsors and food relief organizations to support. To learn more or to become a sponsor, visit: www.berkshiregrey.com/about-us/picking-with-purpose/

Intelligent Enterprise Robotics

Intelligent Enterprise Robotics, a new category of AI-enabled robotic solutions pioneered by Berkshire Grey, automates the fulfillment of eCommerce orders, replenishment for retail stores and groceries, and parcel processing for customers. Key capabilities include:

●	AI-enabled picking
●	AI-enabled mobility
●	System-wide orchestration
●	Cloud-based monitoring and analytics
●	And a full portfolio of capabilities and professional services such as manufacturing, installation, commissioning, maintenance, software updates, and operation.

As previously announced, on February 24, 2021, Berkshire Grey entered into a definitive agreement with Revolution Acceleration Acquisition Corp (Nasdaq: RAAC) that is expected to result in Berkshire Grey becoming a publicly listed company during the second quarter of 2021, subject to the satisfaction of customary closing conditions, including approval by the stockholders of Revolution Acceleration Acquisition Corp.

About Berkshire Grey

Berkshire Grey helps customers radically change the essential way they do business by delivering game-changing technology that combines AI and robotics to automate fulfillment, supply chain, and logistics operations. Berkshire Grey solutions are a fundamental engine of change that transform pick, pack, move, store, organize, and sort operations to deliver competitive advantage for enterprises serving today’s connected consumers. Berkshire Grey customers include Global 100 retailers and logistics service providers.

To learn more about Berkshire Grey, visit www.berkshiregrey.com.

Trademark reference: Berkshire Grey, the Berkshire Grey logo, and Picking with Purpose are registered trademarks or trademarks of Berkshire Grey. Other trademarks referenced are the property of their respective owners.

Berkshire Grey Press Contact:

Lilian Ma

Director of Corporate Communications

lilian.ma@berkshiregrey.com

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions between Berkshire Grey, Inc. (“Berkshire Grey”) and Revolution Acceleration Acquisition Corp (“RAAC”). Forward-looking statements may be identified by the use of the words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between Berkshire Grey and RAAC, including statements as to the expected timing, completion and effects of the proposed transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of RAAC’s and Berkshire Grey’s management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of RAAC and Berkshire Grey. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of RAAC’s securities, (ii) the risk that the proposed transaction may not be completed by RAAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RAAC, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the merger agreement by the stockholders of RAAC, the satisfaction of the minimum trust account amount following redemptions by RAAC’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the proposed transaction, (v) the lack of a third party valuation in determining whether or not to pursue the proposed transactions, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the amount of redemption requests made by RAAC’s public stockholders, (viii) the effect of the announcement or pendency of the proposed transaction on Berkshire Grey ’s business relationships, operating results and business generally, (ix) risks that the proposed transaction disrupts current plans and operations of Berkshire Grey and potential difficulties in Berkshire Grey customer and employee retention as a result of the proposed transaction, (x) risks relating to the uncertainty of the projected financial information with respect to Berkshire Grey, (xi) risks relating to increasing expenses of Berkshire Grey in the future and Berkshire Grey’s ability to generate revenues from a limited number of customers, (xii) risks related to Berkshire Grey generating the majority of its revenues from a limited number of products and customers, (xiii) the passing of new laws and regulations governing the robotics and artificial intelligence industries that potentially restrict Berkshire Grey’s business or increase its costs, (xiv) potential litigation relating to the proposed transaction that could be instituted against Berkshire Grey, RAAC or their respective directors and officers, including the effects of any outcomes related thereto, (xv) the ability to maintain the listing of RAAC’s securities on The Nasdaq Stock Market LLC, either before or after the consummation of the business combination, (xvi) the price of RAAC’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RAAC plans to operate, variations in operating performance across competitors, changes in laws and regulations affecting RAAC’s business and changes in the combined capital structure, (xvii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xviii) unexpected costs, charges or expenses resulting from the proposed transaction, (xix) risks of downturns and a changing regulatory landscape and (xx) the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, on the proposed transactions or on the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RAAC’s registration statement on Form S-1 (File No. 333-250850) (the “Form S-1”), the registration statement on Form S-4 discussed below and other documents filed by RAAC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither RAAC nor Berkshire Grey presently know or that RAAC and Berkshire Grey currently believe are immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect RAAC’s and Berkshire Grey’s expectations, plans or forecasts of future events and views as of the date of this communication. RAAC and Berkshire Grey anticipate that subsequent events and developments will cause RAAC’s and Berkshire Grey’s assessments to change. While RAAC and Berkshire Grey may elect to update these forward-looking statements at some point in the future, RAAC and Berkshire Grey specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing RAAC’s and Berkshire Grey’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither RAAC nor Berkshire Grey gives any assurance that either RAAC or Berkshire Grey, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.

Additional Information and Where to Find It

RAAC filed a registration statement on Form S-4 with the SEC, which includes a preliminary proxy statement to be distributed to holders of RAAC’s common stock in connection with RAAC’s solicitation of proxies for the vote by RAAC’s stockholders with respect to its proposed business combination with Berkshire Grey (the “Business Combination”). After the registration statement is declared effective, RAAC will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the Business Combination and the other proposals regarding the Business Combination set forth in the registration statement. RAAC may also file other documents with the SEC regarding the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT / PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE), AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The documents filed by RAAC with the SEC, including the preliminary proxy statement / prospectus, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by RAAC may be obtained free of charge upon written request to RAAC at 1717 Rhode Island Ave NW, Suite 1000, Washington, DC 20036, Attn: Investor Relations.

Participants in the Solicitation

RAAC and Berkshire Grey and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of RAAC in connection with the proposed transaction under the rules of the SEC. RAAC’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of RAAC in RAAC’s Form S-1 as well as its other filings with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of RAAC’s stockholders in connection with the proposed Business Combination and a description of their direct and indirect interests, by security holdings or otherwise, is included in the preliminary proxy statement / prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed Business Combination (if and when they become available) . You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by RAAC will also be available free of charge from RAAC using the contact information above.

No Offer or Solicitation

This communication is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of RAAC, Berkshire Grey or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

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